UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 001-01185
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
General Mills 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
Explanatory Note:
This Amendment No. 1 to our Annual Report on Form 11-K for the fiscal year ended December 31, 2007, initially filed on June 30, 2008 (the “Initial Report”), is being filed for the sole purpose of correcting an error in the Total column of the Income from MTIA line of the Statement of Changes in Net Assets Available for Benefits on page 5 of the Initial Report.
Except as described above, no other amendments are being made to the Initial Report. The information contained in this Amendment No. 1 does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as specifically identified above.

SIGNATURES
EXHIBIT INDEX
Consent of KPMG LLP

GENERAL MILLS 401(k) SAVINGS PLAN
Financial Statements and Supplementary Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and of reportable transactions as of and for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 30, 2008

GENERAL MILLS 401(k) SAVINGS PLAN
Statement of Net Assets Available for Benefits
December 31, 2007

	Allocated	Unallocated	Total
Assets:
Participant directed investments:
Interest-bearing cash and short-term investments	$24,358,528	—	24,358,528
Master Trust Investment Accounts (MTIA)	1,788,092,611	—	1,788,092,611
All other investments, at fair value:
Common stock	398,867,988	—	398,867,988
Unallocated insurance contracts	15,030,054	—	15,030,054
Registered investment companies	5,066,763	—	5,066,763
Participant loan fund	30,860,655	—	30,860,655
Directed brokerage fund	66,656,401	—	66,656,401

Total participant-directed investments	2,328,933,000	—	2,328,933,000

Nonparticipant directed investments:
Interest-bearing cash and short-term investments	—	36,426	36,426
Investments, at fair value:
Common stock	—	741	741

Total nonparticipant-directed investments	—	37,167	37,167

Total investments	2,328,933,000	37,167	2,328,970,167

Receivables:
Employer contributions	—	1,711,758	1,711,758
Interest and dividends	146,729	6,107	152,836
Miscellaneous	22,596	—	22,596

Total assets	2,329,102,325	1,755,032	2,330,857,357

Liabilities:
Accounts payable	1,978,615	—	1,978,615
Accounts payable for investments purchased	631,762	—	631,762

Total liabilities	2,610,377	—	2,610,377

Net assets available for benefits at fair value	2,326,491,948	1,755,032	2,328,246,980

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,082,709	—	9,082,709

Net assets available for benefits	$2,335,574,657	1,755,032	2,337,329,689

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN
Statement of Net Assets Available for Benefits
December 31, 2006

	Allocated	Unallocated	Total
Assets:
Participant-directed investments:
Interest-bearing cash and short-term investments	$16,108,705	—	16,108,705
Master Trust Investment Accounts (MTIA)	1,687,681,118	—	1,687,681,118
All other investments, at fair value:
Common stock	397,811,297	—	397,811,297
Unallocated insurance contracts	14,382,368	—	14,382,368
Participant loan fund	27,793,920	—	27,793,920
Directed brokerage fund	56,071,254	—	56,071,254

Total participant-directed investments	2,199,848,662	—	2,199,848,662

Nonparticipant-directed investments:
Interest-bearing cash and short-term investments	—	43,434	43,434
Investments, at fair value:
Common stock	—	6,206,225	6,206,225

Total nonparticipant-directed investments	—	6,249,659	6,249,659

Total investments	2,199,848,662	6,249,659	2,206,098,321

Receivables:
Employer contributions	—	1,146,394	1,146,394
Interest and dividends	121,736	2,826	124,562
Miscellaneous	46,369	—	46,369

Total assets	2,200,016,767	7,398,879	2,207,415,646

Liabilities:
Accounts payable	2,229,037	5,670	2,234,707
Loans	—	1,801,000	1,801,000

Total liabilities	2,229,037	1,806,670	4,035,707

Net assets available for benefits at fair value	2,197,787,730	5,592,209	2,203,379,939

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,115,012)	—	(5,115,012)

Net assets available for benefits	$2,192,672,718	5,592,209	2,198,264,927

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

	Allocated	Unallocated	Total
Net assets available for benefits at beginning of period	$2,192,672,718	5,592,209	2,198,264,927

Investment income:
Income from MTIA	141,187,077	—	141,187,077
Income from all other investments:
Dividends and interest	14,259,821	92,895	14,352,716
Net realized/unrealized appreciation in fair market value of investments	2,180,310	157,126	2,337,436

Total net investment income	157,627,208	250,021	157,877,229

Contributions:
Employees	88,776,647	—	88,776,647
Employee rollovers	4,492,983	—	4,492,983
Employer	—	44,780,394	44,780,394

Total contributions	93,269,630	44,780,394	138,050,024

Forfeitures	(1,076,600)	1,076,600	—
Allocation of 845,172 shares of common stock of General Mills Inc. at market	49,171,900	—	49,171,900

Total additions	298,992,138	46,107,015	345,099,153

Distributions and expenses:
Interest expense	—	(64,911)	(64,911)
Administrative expenses	(2,593,584)	(707,381)	(3,300,965)
Distributions to participants/beneficiaries	(153,496,615)	—	(153,496,615)
Allocation of 845,172 shares of common stock of General Mills Inc. at market	—	(49,171,900)	(49,171,900)

Total deductions	(156,090,199)	(49,944,192)	(206,034,391)

Net assets available for benefits at end of period	$2,335,574,657	1,755,032	2,337,329,689

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

	Allocated	Unallocated	Total
Net assets available for benefits at beginning of period	$1,974,119,375	8,384,113	1,982,503,488

Investment income:
Income from MTIA	181,965,845	—	181,965,845
Income from all other investments:
Dividends and interest	12,244,548	262,785	12,507,333
Net realized/unrealized appreciation in fair market value of investments	63,122,701	1,149,544	64,272,245

Total net investment income	257,333,094	1,412,329	258,745,423

Contributions:
Employees	81,838,254	—	81,838,254
Employee rollovers	1,559,242	—	1,559,242
Employer	—	36,027,265	36,027,265

Total contributions	83,397,496	36,027,265	119,424,761

Forfeitures	(426,674)	426,674	—
Allocation of 770,449 shares of common stock of General Mills, Inc. at market	39,930,696	—	39,930,696

Total additions	380,234,612	37,866,268	418,100,880

Distributions and expenses:
Interest expense	—	(259,004)	(259,004)
Administrative expenses	(1,499,439)	(468,472)	(1,967,911)
Distributions to participants/beneficiaries	(160,181,830)	—	(160,181,830)
Allocation of 770,449 shares of common stock of General Mills, Inc. at market	—	(39,930,696)	(39,930,696)

Total deductions	(161,681,269)	(40,658,172)	(202,339,441)

Net assets available for benefits at end of period	$2,192,672,718	5,592,209	2,198,264,927

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by various committees. The Plan is a defined contribution employee benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant’s active career, subject to significant restrictions.

The Plan was amended and restated effective January 1, 2005. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee’s account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees, which is eligible for company matching and the level of company matching contributions varies among employee classifications.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Adoption of New Accounting Standard

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1 (the FSP), Reporting of Fully

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to value the holdings of investment contracts at fair value. The FSP requires the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(e)	Concentration of Market Risk

At December 31, 2007 and 2006, approximately 17% and 18%, respectively, of the Plan’s net assets were invested in the common stock of General Mills. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)	Investments

The investments of the Plan in the GMI Investment Trust (the Investment Trust) are valued at fair value. Pooled funds consist of master trust investment accounts (MTIA) and funds pooled for the purpose of forming participant investment options. Fair value of the Plan’s investments in the pooled funds and in common stock of the Company is based on market values of the underlying securities, as discussed in notes 4 and 5. Short-term investments are stated at cost, which approximates fair value. The MTIA includes investment contracts issued by banks or insurance companies, which are valued at fair value of the underlying assets. Fully benefit-responsive investment contracts are valued at contract value because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.
The Plan accounts for certain changes in net assets as follows:
•	Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the market value of the underlying pooled funds.

•	Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager’s portfolio.
(3)	Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company’s contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company’s contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the period ending December 31, 2007 and 2006, $1,076,600 and $426,674, respectively, was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

The Company’s contributions vest in accordance with the following schedule:

Vested
Employee’s eligibility service	percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100
If a participant retires, dies while an active employee, becomes totally and permanently disabled, or if a participant’s employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company’s Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of company service.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(4)	Investments

Participants, at their discretion, may invest their accounts in any of the 16 investment options listed below.

U.S. Equity Funds:	International Equity Funds:	Balanced Funds:
Diversified U.S. Equity	Diversified International	Moderate Balanced
Aggressive Equity	International Developed Markets	Aggressive Balanced
Growth Equity	International Emerging Markets	Conservative Balanced
Value Equity
Small and Mid Cap Equity	Fixed Income Funds:	Self-directed brokerage:
S&P 500 Enhanced Index	Fixed Income	Schwab PCRA
Company Stock	U.S. Treasury
The Company’s contributions to the Plan are invested in the ESOP Fund.
The following table presents the fair value of investments in the pooled funds and common stock that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006
General Mills, Inc. common stock — participant directed	$398,867,988	397,811,297
General Mills, Inc. common stock — nonparticipant directed	741	6,206,225
Net appreciation (depreciation) in the fair value of the Plan’s investment not held in MTIAs, including gains and losses on investments bought and sold, as well as held during the years ended December 31, 2007 and December 31, 2006 is as follows:

	December 31
	2007	2006
General Mills, Inc. common stock	$(3,507,643)	61,186,859

Registered investment companies	1,440,809	779,665

Directed brokerage fund	4,404,270	2,305,721

Net appreciation in fair value of investments (not including MTIA)	$2,337,436	64,272,245

The fair values of the nonparticipant-directed portion of the ESOP Fund were $43,274 and $4,445,815 as of December 31, 2007 and 2006, respectively. Participants are able to transfer amounts in their ESOP accounts to any of the Plan’s other investment funds. Therefore, only the unallocated General Mills common shares are considered to be nonparticipant-directed. Subsequent to the repayment of the ESOP loan in June 2007, the number of unallocated shares is minimal.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Significant components of the changes in net assets relating to the nonparticipant-directed portion of the ESOP Fund for the year ended December 31, 2007 and December 31, 2006 are as follows:

	December 31
	2007	2006
Changes in nonparticipant-directed funds:
Net appreciation	$157,126	1,149,544
Dividends and interest	92,895	262,785

Total net investment income	250,021	1,412,329

Interest expense	(64,911)	(259,004)
Forfeitures	1,076,600	426,674
Administrative expenses	(707,381)	(468,472)
Transfers to participant-directed investments	(4,956,870)	(3,374,243)

Net change in nonparticipant-directed funds	$(4,402,541)	(2,262,716)

(5)	Master Trust Investment Accounts (MTIA)

The pension and savings plans of the Company are invested in the Investment Trust. Mellon Trust is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the MTIA in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of each of the MTIA are accounted for utilizing the following accounting policies:
•	Fund investments are valued as follows:
–	Fixed-income securities and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date.

–	Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.

–	Short-term investments are stated at cost, which approximates fair value.

–	Investment contracts are valued at the fair value of the underlying assets.

–	Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.

–	Option contracts are valued daily and unrealized appreciation or depreciation is recorded.
•	Dividends, interest income, and administrative expenses are recorded on the accrual basis.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Net assets, net investment income, and gains and losses of the MTIA are allocated to the pension and savings plans based on each plans’ interest in the investment funds of the MTIA. The Plan’s interest in all of the investment funds of the MTIA in the Investment Trust as of December 31 are as follows:

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2007 are as follows:

	Fair value as of December 31, 2007
							Pooled	Pooled
	Pooled	Pooled	Pooled				International	International		Southeastern
	Equity	International	Savings		Numeric		Developed	Emerging	RCM Mid &	Asset	Alliance	Mellon
	Fund	Fund	Fixed Fund	Alliance Equity	Investors	Mellon Capital	Markets	Markets	Small Cap	Management	Bernstein	Transition
Short-term investments	$280,986,488	5,137,822	22,831,534	1,609,778	200,388,820	—	513,928	3,048,848	1,770	752,047	3,938,679	3,546,172
Interest-bearing cash	55,639	101,851,005	—	—	—	—	108,266,800	—	—	—	—	—
U.S. government securities	26,592,658	—	—	—	—	—	—	—	—	—	—	1,355,564
Corporate debt	202,597,584	—	—	—	—	—	—	—	—	—	—	8,844,556
Corporate stock — preferred	486,925	3,912,326	—	—	—	—	4,158,771	—	—	—	—	—
Corporate stock — common	1,088,044,464	362,978,952	—	292,716,602	191,829,361	—	385,843,712	—	—	133,040,984	150,461,271	2,222
Common/collective trust	166,238,816	117,033,941	—	—	—	169,169,782	124,406,139	—	—	—	—	—
Registered investment companies	35,613,874	282,456,649	—	—	—	—	300,249,149	—	—	—	—	—
Investment contracts	—	—	606,954,639	—	—	—	—	—	—	—	—	—
Limited partnership	—	157,471,632	—	—	—	—	41,612,530	170,282,359	—	—	—	—
Other investments	3,519,421	205,916,543	—	2,470,815	—	—	—	296,335,917	—	—	—	100,000
Written options	(1,278,612)	—	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	(2,394,865)	—	—	—	—	(2,545,722)	—	—	—	—	—
Short sales	(244,151,409)	(90,823,199)	—	—	(192,829,211)	—	(96,544,331)	—	—	—	—	—

Fair value as of December 31, 2007	$1,558,705,848	1,143,540,806	629,786,173	296,797,195	199,388,970	169,169,782	865,960,976	469,667,124	1,770	133,793,031	154,399,950	13,848,514

Plan participation	22.4%	15.1%	98.1%	19.9%	5.0%	29.3%	5.9%	30.5%	—%	28.3%	34.9%	—%

	Net investment gain (loss) for the year ended December 31, 2007
							Pooled	Pooled
	Pooled	Pooled					International	International		Southeastern
	Equity	International	Pooled Savings		Numeric		Developed	Emerging	RCM Mid &	Asset	Alliance	Mellon
	Fund	Fund	Fixed Fund	Alliance Equity	Investors	Mellon Capital	Markets	Markets	Small Cap	Management	Bernstein	Transition
Net appreciation (depreciation) in
Interest bearing cash	$(43,486)	55,325,329	—	—	—	—	67,013,641	—	—	—	—	(15,473)
U.S. government securities	54,641	—	—	—	—	—	—	—	—	—	—	(688,857)
Corporate debt	(6,357,807)	—	—	—	—	—	—	—	—	—	—	(1,329,714)
Corporate stock — preferred	14,470	(12,988,044)	—	—	—	—	(15,731,965)	—	—	—	—	—
Corporate stock — common	105,079,178	88,119,696	—	43,674,132	9,400,219	—	106,736,314	—	(19,919)	777,922	(2,351,145)	(46,260)
Common/collective trust	932,639	(432,541,435)	1,105,938	—	—	5,224,500	(523,922,354)	—	—	—	—	—
Registered investment companies	4,671,655	399,076,227	—	—	—	—	483,387,115	—	—	—	—	(52,993)
Limited partnership	(887,739)	242,742,954	—	—	—	—	230,607,057	63,419,016	—	—	—	—
Other investments	354,512	51,200,665	—	(1,312,762)	—	—	—	62,017,579	—	—	—	33,450
Written options	396,625	—	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	5,773,175	(215,980,625)	—	—	(6,264,834)	—	(261,609,798)	—	—	—	—	—
Futures	2,558,283	(73,958)	—	—	(246,646)	—	(89,583)	—	—	—	—	5,543,625
Interest	177,202	123,907	34,629,424	63,310	8,759,543	—	113,118	104,523	—	649,636	120,442	3,199,571
Dividends and stock loan inc.	178,195	—	—	2,579,010	—	—	—	—	—	952,543	4,088,306	242,408

Net investment gain (loss) for the year ended December 31, 2007	$112,901,543	175,004,716	35,735,362	45,003,690	11,648,282	5,224,500	86,503,545	125,541,118	(19,919)	2,380,101	1,857,603	6,885,757

Plan participation	22.4%	15.1%	98.1%	19.9%	5.0%	29.3%	5.9%	30.5%	—%	28.3%	34.9%	—%
(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2007 are as follows:

	Fair value as of December 31, 2007
	Boston	Southeastern	Numeric		Delaware
	Partners	Small Cap	Small Cap	WAMCO	Investments	Sands Capital	Timesquare	Mazama	Roxbury	Earnest	SSGA
Short-term investments	$4,656,957	—	49,280,788	9,884,343	1,843,026	4,321,392	2,281,376	306,655	2,226,824	3,772,912	33,466
Interest-bearing cash	3,131	—	—	93,220	—	—	—	—	—	—	—
U.S. government securities	—	—	—	44,224,865	—	—	—	—	—	—	—
Corporate debt	—	—	—	119,008,280	—	—	—	—	—	—	—
Corporate stock — preferred	—	—	—	853,150	—	—	—	—	—	—	—
Corporate stock — common	182,905,763	—	49,106,083	—	156,140,688	172,125,129	45,260,633	45,832,259	48,456,279	66,586,469	—
Common/collective trust	—	—	—	—	—	—	—	—	—	—	46,589,856
Registered investment companies	—	52,861,215	—	—	—	—	—	—	—	1,825,432	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	303,388	766,976	—	—	—	1,006,815	—	—	—
Written options	(1,644,121)	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	(48,962,531)	—	—	—	—	—	—	—	—

Fair value as of December 31, 2007	$185,921,730	52,861,215	49,727,728	174,830,834	157,983,714	176,446,521	47,542,009	47,145,729	50,683,103	72,184,813	46,623,322

Plan participation	22.0%	35.0%	—%	32.4%	19.4%	17.9%	33.9%	33.0%	40.8%	30.3%	—%

	Net investment gain (loss) for the year ended December 31, 2007
	Boston	Southeastern	Numeric		Delaware
	Partners	Small Cap	Small Cap	WAMCO	Investments	Sands Capital	Timesquare	Mazama	Roxbury	Earnest	SSGA
Net appreciation (depreciation) in
Interest bearing cash	$—	—	—	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	1,014,384	—	—	—	—	—	—	—
Corporate debt	—	—	—	(7,200,961)	—	—	—	—	—	—	—
Corporate stock — preferred	—	—	—	28,150	—	—	—	—	—	—	—
Corporate stock — common	2,703,591	—	—	—	21,154,551	28,304,321	5,446,320	(3,024,526)	747,769	4,406,202	(3,410,144)
Common/collective trust	—	—	(3,656,677)	—	—	—	—	—	—	—	—
Registered investment companies	5,593	3,021,111	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	(2,010)	—	—	—	—	—	—	—
Written options	771,595	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	4,061,322	—	—	—	—	—	—	—	—
Futures	2,129	—	(60,824)	(2,268,564)	—	—	—	—	—	—	—
Interest	385,239	—	2,007,997	9,095,174	50,844	72,586	106,421	23,579	104,645	206,178	109
Dividends and stock loan inc.	3,797,282	388,123	—	21,242	1,241,858	719,935	535,499	165,047	146,763	812,229	—

Net investment gain (loss) for the year ended December 31, 2007	$7,665,429	3,409,234	2,351,818	687,415	22,447,253	29,096,842	6,088,240	(2,835,900)	999,177	5,424,609	(3,410,035)

Plan participation	22.0%	35.0%	—%	32.4%	19.4%	17.9%	33.9%	33.0%	40.8%	30.3%	—%
(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2006 are as follows:

	Fair value as of December 31, 2006
								Pooled	Pooled				General
		Pooled	Pooled					International	International		Southeastern		Mills
	Pooled	International	Savings	Alliance	Reich	Numeric	Mellon	Developed	Emerging	RCM Mid &	Asset	Alliance	Internal
	Equity Fund	Fund	Fixed Fund	Equity	& Tang	Investors	Capital	Markets	Markets	Small Cap	Management	Bernstein	Equity
Short-term investments	$49,076,439	5,261,051	6,865,331	2,265,264	5,651,410	196,597,826	—	2,753,536	1,853,137	21,209	27,865,558	3,546,141	13,920,479
Interest-bearing cash	6,416,934	89,851,641	—	—	—	—	—	97,161,304	—	—	—	—	8,922,839
U.S. government securities	43,066,377	—	—	—	—	—	—	—	—	—	—	—	31,614,551
Corporate debt	127,000,632	—	—	—	931	—	—	—	—	—	6,691,750	—	65,086,023
Corporate stock — preferred	—	—	—	—	—	—	—	3,525,422	—	—	—	—	—
Corporate stock — common	1,442,930,057	297,201,583	—	331,662,262	97,468,831	180,411,470	—	313,331,387	—	—	107,457,028	168,509,594	1,772,122
Common/collective trust	101,462,119	103,674,971	35,424,871	—	—	—	133,945,282	108,423,456	122,232,578	—	—	—	—
Registered investment companies	41,827,485	234,996,601	—	—	—	—	—	249,252,537	212,953,404	—	—	—	1,104,220
Investment contracts	—	—	556,968,542	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	127,368,912	—	—	—	—	—	46,607,959	—	—	—	—	—
Other investments	5,700,696	150,323,116	—	—	—	—	—	—	—	—	—	—	6,891,170
Written options	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	(124,639)	—	—	—	—	—
Short sales	—	(76,028,312)	—	—	—	(179,639,920)	—	(85,974,657)	—	—	—	—	—

Fair value as of December 31, 2006	$1,817,480,739	932,649,563	599,258,744	333,927,526	103,121,172	197,369,376	133,945,282	734,956,305	337,039,119	21,209	142,014,336	172,055,735	129,311,404

Plan participation	18.6%	15.6%	98.1%	16.6%	—%	4.8%	24.2%	6.0%	29.2%	—%	29.4%	34.0%	29.3%

	Net investment gain (loss) for the year ended December 31, 2006
								Pooled	Pooled				General
		Pooled	Pooled					International	International		Southeastern		Mills
	Pooled	International	Savings	Alliance	Reich	Numeric	Mellon	Developed	Emerging	RCM Mid &	Asset	Alliance	Internal
	Equity Fund	Fund	Fixed Fund	Equity	& Tang	Investors	Capital	Markets	Markets	Small Cap	Management	Bernstein	Equity
Net appreciation (depreciation) in fair value of investments:
Interest-bearing cash	$—	8,903,188	—	—	—	—	—	10,155,895	—	—	—	—	59,223
U.S. government securities	693,124	—	—	—	—	—	—	—	—	—	—	—	51,531
Corporate debt	20,414,878	—	—	—	—	—	—	—	—	—	—	—	254,498
Corporate stock — preferred	(3,114,163)	1,230,443	—	—	—	—	—	1,403,570	—	—	—	—	—
Corporate stock — common	58,577,203	73,163,247	—	1,308,199	29,212,122	23,971,757	—	83,457,551	—	15,883	24,256,187	25,966,002	379,445
Common/collective trust	95,710,330	26,693,931	1,638,446	—	—	—	18,383,159	23,828,518	6,621,334	—	—	—	—
Registered investment companies	25,876,542	24,896,477	—	—	—	—	—	28,399,492	—	—	—	—	88,660
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	32,423,326	—	—	—	—	—	1,120,893	35,864,500	—	—	—	—
Other investments	544,850	32,504,628	—	—	—	—	—	—	37,078,134	—	—	—	(50,254)
Written options	30,678,189	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	(9,630,110)	—	—	—	(12,164,919)	—	(10,985,098)	—	—	—	—	—
Futures	(18,818,284)	3,194,656	—	42	—	17,828,961	—	3,644,154	—	—	—	—	13,981,781
Interest	141,295	185,778	31,492,756	105,115	223,906	7,772,615	—	142,844	69,837	438	707,969	152,712	7,494,788
Dividends	—	—	—	2,306,240	1,588,469	—	—	—	—	—	1,802,563	3,081,832	808,865

Net investment gain (loss) for the year ended December 2006	$210,703,964	193,565,564	33,131,202	3,719,596	31,024,497	37,408,414	18,383,159	141,167,819	79,633,805	16,321	26,766,719	29,200,546	23,068,537

Plan participation	18.6%	15.6%	98.1%	16.6%	—%	4.8%	24.2%	6.0%	29.2%	—%	29.4%	34.0%	29.3%
(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Disclosures on all investment funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2006 are as follows:

	Fair value as of December 31, 2006
	Arbor		Boston	Southeastern	Numeric		Delaware	Sands	Time square
	Capital	SIT	Partners	Small Cap	Small Cap	WAMCO	Investments	Capital	Capital	Mazama	Roxbury	Earnest
Short-term investments	$14,283	3,496,556	6,649,829	—	50,407,648	21,598,604	1,319,910	760,010	1,814,953	512,317	2,093,594	2,805,564
Interest-bearing cash	—	—	—	—	—	4,895	—	—	475	—	—	—
U.S. government securities	—	—	—	—	—	29,532,915	—	—	—	—	—	—
Corporate debt	—	—	—	—	—	109,931,112	159,884,500	—	—	—	—	—
Corporate stock — preferred	—	—	—	—	—	—	—	—	—	—	—	—
Corporate stock — common	—	50,755,871	212,847,506	—	49,055,692	—	—	146,950,110	49,924,728	49,811,235	53,101,690	62,380,938
Common/collective trust	—	—	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	164,432	64,451,981	—	—	—	—	—	—	—	2,032,508
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	159,392	1,245,324	—	—	—	—	—	—
Written options	—	—	(1,180,260)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	(49,082,757)	—	—	—	—	—	—	—

Fair value as of December 31, 2006	$14,283	54,252,427	218,481,507	64,451,981	50,539,975	162,312,850	161,204,410	147,710,120	51,740,156	50,323,552	55,195,284	67,219,010

Plan participation	—%	—%	20.3%	36.5%	—%	23.9%	18.0%	19.1%	26.6%	27.1%	37.6%	30.4%

	Net investment gain (loss) for the year ended December 31, 2006
	Arbor		Boston	Southeastern	Numeric		Delaware	Sands	Time square
	Capital	SIT	Partners	Small Cap	Small Cap	WAMCO	Investments	Capital	Capital	Mazama	Roxbury	Earnest
Net appreciation (depreciation) in fair value of investments:
Interest-bearing cash	$—	—	—	—	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	—	—	34,263	—	—	—	—	—	—
Corporate debt	—	—	(221,680)	—	—	347,293	—	—	—	—	—	—
Corporate stock — preferred	—	—	(1,376,346)	—	—	10,855	—	—	—	—	—	—
Corporate stock — common	5,339,113	4,712,066	30,663,135	—	—	—	3,268,231	(8,119,822)	6,441,716	2,875,698	3,860,830	4,254,785
Common/collective trust	—	—	—	—	7,817,129	—	—	—	—	—	—	—
Registered investment companies	—	—	30,874	15,741,119	—	—	—	—	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	104,905	—	—	—	—	—	—
Written options	—	—	1,057,035	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	(6,192,653)	—	—	—	—	—	—	—
Futures	—	—	190	—	4,905,683	12,624,194	—	—	—	—	—	—
Interest	9,026	142,408	355,623	—	1,820,846	7,417,797	51,009	71,510	93,354	25,344	88,739	167,443
Dividends	19,480	338,238	3,790,122	1,170,466	—	—	988,956	333,156	454,637	138,999	107,501	586,612

Net investment gain (loss) for the year ended December 2006	$5,367,619	5,192,712	34,298,953	16,911,585	8,351,005	20,539,307	4,308,196	(7,715,156)	6,989,707	3,040,041	4,057,070	5,008,840

Plan participation	—%	—%	20.3%	36.5%	—%	23.9%	18.0%	19.1%	26.6%	27.1%	37.6%	30.4%
(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(a)	Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or attempt to protect itself from changes in the market, the Investment Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Investment Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Investment Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by Mellon Transition have a variation margin payable at December 31, 2007 and 2006 totaling $(74,700) and $(483,025), respectively. Investments managed by Mellon Transition, which are held by brokers as collateral on contracts, totaled $648,000 and $6,463,600 at December 31, 2007 and 2006, respectively. The assets are adjusted to fair value and gains and losses are recorded on a daily basis.

Certain assets managed by Numeric Investors have a variation margin receivable (payable) at December 31, 2007 and 2006 totaling $124,661 and $1,925,598, respectively. Investments managed by Numeric Investors that are held by brokers as collateral on contracts totaled $17,351,000 and $13,542,860 at December 31, 2007 and 2006, respectively. The assets are adjusted to fair value and gains and losses are recorded on a daily basis.

Certain assets managed by Western Asset Management Company have a variation margin payable at December 31, 2007 and 2006 totaling $(935,319) and $(548,299), respectively. Investments managed by Western Asset Management Company that are held by brokers as collateral on contracts totaled $9,400,000 and $7,586,000 at December 31, 2007 and 2006, respectively. The assets are adjusted to fair value and gains and losses are recorded on a daily basis.

The Pooled International Developed Markets Fund contains foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $(258,062) and $507,456 at December 31, 2007 and 2006, respectively. The position of the contracts is valued, and gains and losses are recorded, on a daily basis.

(b)	Options Transactions

In order to produce incremental earnings, attempt to protect gains, and facilitate buying and selling of securities for investment purposes, the Investment Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Investment Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Investment Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Boston Partners Fund had 4,627 option contracts outstanding with market values of $(1,644,121) and $(1,180,260) with a cost of $2,324,305 and $1,088,849 on December 31, 2007 and 2006, respectively.

(c)	Investment Contracts with Insurance Companies

The Master Trust contains investment contracts with AIG, Bank of America, and Monumental Life. These insurance companies maintain the contributions in separate pooled accounts. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the insurance companies. The contracts are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses), because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2007 and 2006 was $606,954,639 and $556,968,442 respectively. The crediting interest rate is based on an agreed-upon formula with the issuer and is reset quarterly. The crediting interest rate at December 31, 2007 and 2006 was 5.85% and 6.14%, respectively. The average yield at December 31, 2007 and 2006 was 6.43% and 6.01%, respectively.
(6)	Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2007 and 2006, the market value of the shares held was $102,737,761 and $106,368,818, respectively and the number of shares held was 1,802,417 and 1,846,681, respectively. At December 31, 2007 and 2006, the value of the cash held was $2,004,318 and $274,957, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company’s Annual Report to Stockholders, which is distributed to all participants in the Plan.

(7)	ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan’s other investment funds (note 4). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

The ESOP Fund is presented in the following table:

	December 31, 2007		December 31, 2006
	Allocated	Unallocated	Allocated	Unallocated
General Mills common shares:
Number of shares	5,195,267	13	5,059,765	107,753
Cost	$148,598,668	750	122,795,399	1,335,898
Market	296,130,227	741	291,442,479	6,206,225

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
In June 1989, the Plan borrowed $92.4 million in a private loan transaction and purchased shares of the Company’s common stock. The 8.24% loan provided for quarterly payments through June 30, 2007 and was guaranteed by the Company. The loan was repaid using Company contributions and dividends paid on Company stock owned by the Investment Trust.

(8)	Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(9)	Parties in Interest

Mellon Trust is a party in interest under the Pension Reform Act with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Hewitt Associates is a party in interest with respect to the Plan and is the Record-keeper of the Plan, and Charles Schwab acts as the Broker for the self-directed brokerage account (Schwab Personal Choice Retirement Account). On April 1, 2006, Hewitt Associates and Charles Schwab replaced Fidelity Investments, which served as both Record-keeper and Broker prior to that date. In the opinion of the Plan’s management, transactions between the Plan and the Record-keeper are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the year ended December 31, 2007 and 2006 was $213,141 and $355,847, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(10)	Reconciliation of Financial Statements to Form 5500

	December 31
	2007	2006
Net assets available for benefits as presented in these financial statements	$2,337,329,689	2,198,264,927
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(9,082,709)	5,115,012

Net assets available for benefits per the Form 5500	$2,328,246,980	2,203,379,939

	December 31
	2007	2006
Net increase in net assets available for benefits per the financial statements	139,064,762	215,761,439
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,197,721)	5,115,012

Net increase in net assets available for benefits per the Form 5500	124,867,041	220,876,451

Schedule I
GENERAL MILLS 401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Face amount
	or number		Current
Issuer	of units	Cost	value
Common stock:
General Mills, Inc.*:
Participant-directed	6,997,684	$227,825,074	398,867,988
Nonparticipant-directed	13	750	741

Unallocated insurance contracts:
Monumental Life Insurance	15,030,054		15,030,054

Short-term investment fund:
TBC, Inc. Pooled Employee Funds
Daily Liquidity Fund*	24,394,954		24,394,954

Participant loan fund*
(interest rates ranging from 6.25% to 8.0%)	30,860,655		30,860,655

Directed brokerage fund**	—		66,656,401

Registered investment companies	33,711		5,066,763

Master Trust Investment Accounts (MTIA)	1,788,092,611		1,788,092,611

Total investments			$2,328,970,167

*	Party in interest.

**	Participant-directed investment.
See accompanying report of independent registered public accounting firm.

Schedule II
GENERAL MILLS 401(k) SAVINGS PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2007
5% series of transactions by security issue (iii):

	Purchase	Selling	Cost of	Current	Net
Issuer/description	price	price	asset	value	gain (loss)
Short-term investment fund:
TBC, Inc. Pooled Employee Funds -
Daily Liquidity Fund	$67,006,451	—	67,006,451	67,006,451	—
TBC, Inc. Pooled Employee Funds -
Daily Liquidity Fund	—	65,973,953	65,973,953	—	—
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the General Mills, Inc. Benefit Finance Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN
By	/s/ Daralyn K. Peifer
Daralyn K. Peifer, Executive Secretary of the
General Mills, Inc. Benefit Finance Committee

Date: July 28, 2008

EXHIBIT INDEX

Exhibit
Number	Description
23	Consent of KPMG LLP.